UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On August 12, 2008, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended June 30, 2008.  The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1 Press release regarding financial results for the fiscal quarter ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 13, 2008

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By: /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

EXHIBIT 99.1

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER ENDED JUNE 30, 2008

●

First Quarter Total Revenues of US$19.3 million, Up 69.4% Year-on-Year;

●

First Quarter Adjusted1 Operating Income of US$ 9.1 million, an Increase of 63.2% Year-on-Year; Adjusted Net Income of US$7.8 million, an Increase of  42.4% Year-on-Year;

●

First Quarter US GAAP Operating Income of US$ 7.3 million, an Increase of 44.9% Year-on-Year; US GAAP Net Income of US$6.1 million, an Increase of  23.5% Year-on-Year;

●

Excluding the Impact of Acquisitions, Full Year 2009 Revenue Guidance Increased to US$93 million from US$86 million and Adjusted Net Income Guidance Increased to US$47 million from US$44 million

Xiamen, China, August 12, 2008 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended June 30, 2008, which is the first quarter of its fiscal year ending March 31, 2009.

 “I am pleased to report that our first quarter financial results significantly exceeded our top and bottom line guidance based on strong demand from all customer segments. As we had previously guided, our Big Four customers growth in the first quarter accelerated from fiscal 2008 and we believe this trend will continue for the full year 2009. We are also pleased that our existing Other Bank customers have shown higher demand for our solutions than we had anticipated, which is an indication of our ability to continue to retain and expand our relationships once we have acquired a new customer.  Based on this demand and business momentum, we are raising our guidance for 2009,” commented Weizhou Lian, CEO of Longtop.

FISCAL FIRST QUARTER DETAILED FINANCIAL RESULTS

Revenue

2008 Q1 and 2009 Q1 Revenue - US$000s
	Three months ended
	June 30, 2007	June 30, 2008	% Change
Software Development	$ 8,206	$ 16,069	95.8%
Other Services	$ 3,207	$ 3,259	1.6%
Total Revenue	$ 11,413	$ 19,328	69.4%

Total revenues for the quarter ended June 30, 2008 were US$19.3 million, an increase of 69.4% year-on-year (YoY) from US$11.4 million in the corresponding year ago period. Software development revenues of US$16.1 million contributed 83.1% of total revenues, a YoY increase of 95.8%.

Software Development Revenue by Customer Type - US$000s

	Three months ended
	June 30, 2007	June 30, 2008	% Change
Big Four Banks	6,170	9,166	48.6%
Other Banks	1,275	5,249	311.7%
Insurance	387	886	128.9%
Enterprises	374	768	105.3%
Total	8,206	16,069	95.8%

Software Development Revenue Customer Concentration Analysis

		Three months ended
	% of Software Development Revenue from	June 30, 2007	June 30, 2008	%Change (Decrease)
	Big Four Banks	75.2%	57.0%	(18.2%)
	Other Banks	15.5%	32.7%	17.2%
	Insurance	4.7%	5.5%	0.8%
	Enterprises	4.6%	4.8%	0.2%
	Total	100.0%	100.0%	0.0%

Software development revenue growth for the quarter ended June 30, 2008 was driven by solid growth in all customer sectors.

Software development revenue from the Big Four Banks in the first quarter was US$9.2 million, an increase of 48.6% YoY. First quarter growth of 48.6% accelerated from the full fiscal year 2008 growth rate of 15.0% as Longtop’s expanded software delivery team of 962 engineers was better positioned to meet demand as compared to the previous fiscal year. Big Four banks accounted for 57.0% of software development revenues for the fiscal first quarter 2009, as compared to 75.2% in the corresponding year ago period.

Software development revenue from Other Banks in the fiscal first quarter 2009 was US$5.2 million, a YoY increase of 311.7%. Growth in Other Banks revenue was driven primarily by increased demand from existing customers. Other Banks accounted for 32.7% of software development revenues for the three months ended June 30, 2008, as compared to 15.5% in the corresponding year ago period.

Gross Margins

Gross Margin percentage (%)
	Three months ended
	June 30, 2007	June 30, 2008	%Change (Decrease)
Adjusted Total Gross Margin	73.9%	67.4%	(6.5%)
US GAAP Total Gross Margin	71.7%	63.7%	(8.0%)

Adjusted Total Gross Margin of 67.4% in the first fiscal quarter was in line with the Company’s guidance and was 6.5% lower than the 73.9% in the corresponding year ago period. US GAAP total gross margin in the first quarter was 63.7% as compared to 71.7% in the corresponding year ago period with the difference between US GAAP and Adjusted Gross Margin being the exclusion of share-based compensation and amortization of acquired intangibles.

The decline in gross margin is consistent with previous guidance and was due to inflationary increases in salary, as well as lower gross margins on Fenet, which was acquired in October 2007 and a slightly higher mix of customized solution revenue with 62.7% of revenue coming from customized solutions as compared to 60.4% in the year ago period. As the first quarter is expected to be the lowest revenue quarter in fiscal 2009, adjusted gross margin is expected to increase in future quarters and full year gross margin to reach previously guided gross margin of 70.0%.

Operating Expenses
	Three months ended
	June 30, 2007	June 30, 2008	% Change
Adjusted Operating Expenses - US$000s	2,878	3,968	37.9%
Adjusted Operating Expenses - % of revenue	25.2%	20.5%	-
US GAAP Operating Expenses - US$000s	3,137	4,998	59.3%
US GAAP Operating Expenses - % of revenue	27.5%	25.9%	-

Adjusted Operating Expenses, which were 20.5% of revenue for the quarter ended June 30, 2008, were lower than guidance of 27.0% and improved from 25.2% in the corresponding year ago period due to better than anticipated operating leverage in sales and marketing as well as  general and administrative expenses. US GAAP operating expenses, which were 25.9% of revenue for the quarter ended June 30, 2008, improved from 27.5% in the corresponding year ago period. US GAAP operating expenses grew at 59.3% as compared to 37.9% for Adjusted Operating Expenses primarily due to share-based compensation expenses which are excluded from the Adjusted Operating Expenses.

Profitability

	Three months ended
	June 30, 2007	June 30, 2008	% Change
Adjusted Operating Income - US$000s	5,551	9,057	63.2%
Adjusted Operating Income - % of revenue	48.6%	46.9%	-
US GAAP Operating Income - US$000s	5,051	7,317	44.9%
US GAAP Operating Income - % of revenue	44.3%	37.9%	-

Adjusted Operating Income of US$9.1 million increased 63.2% YoY in the first quarter and exceeded Company guidance of US$5.8 million. Adjusted Operating Margin of 46.9% was higher than Company guidance of 40.0% and is expected to increase to 50.0% for the full year as the first quarter is the lowest revenue quarter. US GAAP operating income of US$7.3 million grew 44.9% YoY for the quarter ended June 30, 2008.

Net Income
	Three months ended
	June 30, 2007	June 30, 2008	% Change
Adjusted Net Income - US$000s	5,497	7,827	42.4%
Adjusted Net income per Diluted Share	0.14	0.15	10.5%
Adjusted Net Income - % of revenue	48.2%	40.5%	-
US GAAP Net Income - US$000s	4,929	6,087	23.5%
US GAAP Net income per Diluted Share	0.12	0.12	0.0%
US GAAP Net Income - % of revenue	43.2%	31.5%	-

Reconciliation between US GAAP Net Income and Adjusted Net Income
	Three months ended
	June 30, 2007	June 30, 2008	% Change (Decrease)
Adjusted Net Income - US$000s	$ 5,497	$ 7,827	42.4%

Stockcompensation	$ 262	$ 1,314	401.5%
Amortization of acquired intangible assets	$ 238	$ 426	79.0%
Loss from discontinued operations	$ 68	$ -	-
Sub-total	$ 568	$ 1,740	206.3%

US GAAP Net Income	$ 4,929	$ 6,087	23.5%

Adjusted Net Income for the quarter ended June 30, 2008, of US$7.8 million or US$0.15 per fully diluted share increased 42.4% as compared to Adjusted Net Income of US$5.5 million in the corresponding year ago period, and exceeded Company guidance of US$5.8 million and US$0.11 per share.  US GAAP net income for the quarter ended June 30, 2008, of US$6.1 million or US$0.12 per fully diluted share increased 23.5% as compared to US GAAP net income of US$4.9 million in the corresponding year ago period. Adjusted and US GAAP Net Income for the period included US$1.0 million in unanticipated exchange losses on US dollar denominated deposits which were in China pending conversion to Renminbi.  An effective income tax rate of 23.4% was used this quarter as the Company is in the process of applying for high tech status. The Company expects its effective tax rate for the full year 2009 to be 15% less the amount of tax refunds received.

Unrestricted cash balances at June 30, 2008, were US$201.5 million giving the Company sufficient resources for potential acquisitions in the still fragmented China financial IT services sector.

Commenting on the results, Derek Palaschuk, CFO of Longtop, said: “Due to solid execution, we significantly beat our top and bottom line guidance for the first fiscal quarter even with the unanticipated US$1.0 million foreign exchange loss and using a significantly higher effective tax rate than we will have for the full year 2009.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending September 30, 2008, which excludes the impact of the Tianjin Puji and Huayuchang acquisitions:

i) Total revenues of US$26 million, compared to previous guidance of US$25 million

ii) Adjusted Net Income guidance remains unchanged at $13.5 million or $0.25 per diluted share, as the Company anticipates an exchange loss of approximately US$500,000 for the quarter ending September 2008, which had not been factored into the Company’s previous guidance.

Longtop anticipates for its fiscal year ending March 31, 2009, which excludes the impact of the Tianjin Puji and Huayuchang acquisitions:

i)

Total revenues of US$93.0 million compared to previous guidance of US$86.0 million.

ii)

Adjusted Net Income to be US$ 47.0 million compared to previous guidance of US$44 million.

iii)

Adjusted Diluted Earnings Per Share of US$0.87 per share compared to US$0.80 previously guided.

CONFERENCE CALL AND WEBCAST

Longtop’s management team will host a conference call at 7:00 PM ET, August 12, 2008 (or 4:00 PM U.S. Pacific Time on August 12, 2008, and 7:00 AM on August 13, 2008, Beijing/Hong Kong time).  To participate in the conference call, please use the dial in numbers below:

U.S Toll Free: 1866 549 1292

China Toll Free: 800 701 1223

Hong Kong and International: +852-3005-2050

Passcode: 765115

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

U.S Toll Free: 1866 753 0743

China Toll Free: 800 869 7680

Hong Kong and International: +852 3005 2020

Passcode: 136397

A live audio webcast of the conference call, as well as online replay of the call, will be available on Longtop’s website at www.longtop.com/en.

CHANGE IN ACCOUNTING POLICY

The Company’s subsidiaries are subject to business tax on the revenues earned for services provided and products sold in the PRC.  The applicable business tax rate varies from 3% to 5%.  Effective April 1, 2008, software development and other services revenues are presented net of business taxes in the consolidated statements of operations.  Prior to April 1, 2008, the Company deducted business taxes from total gross revenue to arrive at net revenue.  This change has been applied retroactively.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company's business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company's solutions; the Company's limited operating history; its reliance on a limited number of customers that  continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company's cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended June 30, 2008, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the rapidly growing financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to the independent market research firm IDC, Longtop is positioned as the "most competitive banking IT solutions provider" in China in 2007, as measured by both development strategy and development capability in the IDC MarketScape analysis model. Longtop has five solution delivery centers, three research centers and thirty-nine service centers located in 20 provinces throughout China. Longtop was founded in 1996 by Xiaogong Jia, Chairman and Weizhou Lian, CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001. For more information, please visit: www.longtop.com.

Contact us

Longtop Financial Technologies Limited

Charles Zhang

Email: ir@longtop.com

Phone: +86-10-8421-7758

IR Inside BV

Caroline Straathof

Email: info@irinside.com

Phone: +31 6 54624301

CONSOLIDATED BALANCE SHEETS
	March 31, 2008	June 30, 2008

	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$ 204,526	$ 201,528
Restricted cash	6,733	2,207
Accounts receivable, net	21,254	26,375
Inventories	1,351	3,029
Deferred tax assets	1,517	698
Other current assets	3,843	4,844

Total current assets	239,224	238,681

Fixed assets, net	8,167	19,171
Intangible assets, net	7,764	7,471
Goodwill	14,966	15,315
Long team investment	-	2,613
Deferred tax assets	246	1,106
Other assets	524	488

Total assets	$ 270,891	$ 284,845

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$ 512	$ 633
Accounts payable	4,143	9,196
Deferred revenue	9,487	11,608
Amounts due to related parties	54	-
Deferred tax liabilities	491	501
Accrued and other current liabilities	18,773	12,824

Total current liabilities	33,460	34,762

Long-term liabilities:
Obligations under capital leases, net of current portion	233	264
Deferred tax liabilities	1,863	1,938
Other non-current liabilities	445	259

Total liabilities	36,001	37,223

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 50,429,426 shares issued and outstanding as of March 31 and June 30, 2008, respectively)	$ 502	$ 504
Additional paid-in capital	234,771	236,596
Accumulated deficit	(14,021)	(7,934)
Accumulated other comprehensive income	13,638	18,456

Total shareholders' equity	234,890	247,622

Total liabilities, mezzanine equity and shareholders' equity	$ 270,891	$ 284,845

CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended
	June 30,2007	June 30,2008

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 8,206	$ 16,069
Other services	3,207	3,259
Total revenues	11,413	19,328
Cost of revenues:
Software development	2,311	5,808
Other services	914	1,205
Total cost of revenues	3,225	7,013
Gross profit	8,188	12,315

Operating expenses:
Research and development	450	1,109
Sales and marketing	1,004	1,792
General and administrative	1,683	2,097
Total operating expenses	3,137	4,998
Income from operations	5,051	7,317

Other income (expenses):
Interest income	275	1,907
Interest expense	(169)	(267)
Other income (expense), net	34	(1,012)

Total other income	140	628

Income before income tax expense	5,191	7,945
Income tax expense	(194)	(1,858)

Income from continuing operations	4,997	6,087
Loss from discontinued operations, net of tax	(68)	-
Net income	4,929	6,087

Net income`(loss) per share:
Basic ordinary share	$ 0.12	$ 0.12
Basic preferred share	$ 0.12	$ -
Diluted	$ 0.12	$ 0.12

Shares used in computation of net income (loss) per share:
Basic ordinary share	29,705,267	50,322,038
Basic preferred share	10,218,005	-
Diluted	40,496,634	52,512,824

Includes share-based compensation related to:
Cost of revenues software development	$ 3	$ 360
Cost of revenues other services	-	59
General and administrative expenses	248	472
Sales and marketing expenses	11	342
Research and development expenses	-	81

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS
	Three Months Ended
	June 30,2007	June 30,2008

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	8,206	16,069
Other services	3,207	3,259
Total revenues	11,413	19,328

Cost of revenues:
Software development	2,311	5,808
Other services	914	1,205
Total cost of revenues	3,225	7,013

Cost of revenue adjustments:
Share-based compensation software development	(3)	(360)
Share-based compensation other services	-	(59)
Amortization of acquired intangible assets other services	(238)	(249)
Amortization of acquired intangible assets software development	-	(42)

Adjusted cost of revenues:
Software development	2,308	5,406
Other services	676	897
Total adjusted cost of revenues	2,984	6,303

Gross profit	8,188	12,315

Adjusted gross profit	8,429	13,025

Operating expenses:
Research and development	450	1,109
Sales and marketing	1,004	1,792
General and administrative	1,683	2,097
Total operating expenses	3,137	4,998

Operating expense adjustments:
Share-based compensation research and development	-	(81)
Share-based compensation sales and marketing	(11)	(342)
Share-based compensation general and administrative	(248)	(472)
Amortization of acquired intangible assets sales and markeing	-	(107)
Amortization of acquired intangible assets general and administrative	-	(28)

Adjusted operating expenses:
Research and development	450	1,028
Sales and marketing	993	1,343
General and administrative	1,435	1,597
Total adjusted operating expenses	2,878	3,968

Income from operations	5,051	7,317

Adjusted income from operations	5,551	9,057

Other income (expenses):
Interest income	275	1,907
Interest expense	(169)	(267)
Other (expenses) income, net	34	(1,012)

Total other income	140	628

Income before income tax expense	5,191	7,945

Adjusted income before income tax expense	5,691	9,685

Income tax expense	(194)	(1,858)

Income from continuing operations	4,997	6,087

Adjusted income from continuing operations	5,497	7,827

Loss from discontinued operations	(68)	-

Net income	4,929	6,087

Adjusted net income	5,497	7,827

Net income (loss) per share:
Continuing operations	$ 0.13	$ 0.12
Discontinued operations	$ (0.01)	$ -
Basic ordinary share	$ 0.12	$ 0.12
Continuing operations	$ 0.13	$ -
Discontinued operations	$ (0.01)	$ -
Basic preferred share	$ 0.12	$ -
Continuing operations	$ 0.13	$ 0.12
Discontinued operations	$ (0.01)	$ -
Diluted	$ 0.12	$ 0.12

Adjusted net income per share:
Basic ordinary share	$ 0.14	$ 0.16
Diluted	$ 0.14	$ 0.15

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	29,705,267	50,322,038
Basic preferred share	10,218,005	-
Diluted	40,496,634	52,512,824

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	June 30,2007	June 30,2008

	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$ 4,929	$ 6,087

Adjustments to reconcile net income to net cash provided
by operating activities:
Share-based compensation	262	1,314
Depreciation	328	614
Amortization of intangibles	386	471
Provision for doubtful accounts	129	(110)
Loss on disposal of fixed assets	5	1

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	476	(4,434)
Inventories	(590)	(1,623)
Other current assets	(1,269)	(859)
Other non-current assets	33	99
Other non-current liabilities	-	(194)
Accounts payable	(2,707)	4,889
Deferred revenue	437	1,873
Accrued and other current liabilities	2,460	(6,257)

Deferred income taxes	154	29

Net cash provided by operating activities	5,033	1,900

Cash flows from investing activities:
Change in restricted cash	42	4,526
Proceeds from sale of fixed assets	5	-
Purchase of fixed assets	(412)	(10,869)
Purchase of intangible assets	(2)	(3)
Long term investment	-	(2,613)

Net cash used in investing activities	(367)	(8,959)

Cash flows from financing activities:
Proceeds from short-term borrowings	7,824	-
Repayment of short-term borrowings	(3,760)	-
Stock options exercised		513
Repayments of capital leases obligations	(114)	(433)
Amounts due to related parties	-	(54)

Net cash provided by financing activities	3,950	26

Effect of exchange rates differences	908	4,035

Net increase (decrease) in cash and cash equivalents	9,524	(2,998)

Cash and cash equivalents, beginning of period	69,920	204,526
Cash and cash equivalents, end of period	$ 79,444	$ 201,528

Supplemental disclosure of cash flow information:
Income taxes paid	$ (384)	$ 2,023
Interest paid	$ 155	$ 270
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$ 128	$ 569
Acquisition:
Cash consideration payable	$ 3,616	$ -
Assets acquired	$ 3,616	$ -

Footnotes

1 Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations.

Endnotes